Exhibit 30(q)

SECURIAN LIFE INSURANCE COMPANY

38a-1 SECTION X-I

REASONABLENESS MEMORANDUM

AGGREGATE FEES AND CHARGES ARE REASONABLE

IN RELATION TO THE SERVICES RENDERED

Variable Group Universal Life

The Variable Group Universal Life (VGUL) policy includes the following charges and fees:

1.	A sales charge of not more than 5% is deducted from each premium payment.

2.	A premium tax charge of not more than 4% is deducted from each premium payment.

3.

A federal tax charge of 0.35% or 1.25% is assessed against each premium payment. The charge depends on whether the policy is deemed to be an individual contract under the Omnibus Budget Reconciliation Act of 1990 (the charge is 1.25% if a policy is deemed an individual contract).

4.	An administration charge is deducted from each certificate’s net cash value each month. This charge will not exceed $4 per month.

5.	A cost of insurance charge is deducted monthly from the net cash value.

6.

A partial surrender transaction charge is assessed against the net cash value for each partial surrender under some group-sponsored insurance programs. This charge will not exceed the lesser of $25 or 2% of the amount withdrawn.

7.

A transfer charge for transfers between the sub-accounts or between the separate account and the sub-accounts is currently not imposed. We may impose a charge in the future that will not exceed $10 per transfer.

8.	Fund charges are assessed against the net asset value of each of the portfolios of the Funds.

The charges set forth above are to compensate Securian Life for providing the insurance benefits set forth in the policies, administering the policies, incurring expenses in distributing the policies and assuming certain risks in connection with the policies. Charges vary based on the group sponsored insurance program under which the policy is issued.

The attached exhibit (Exhibit A) shows the annual expenses incurred and the income received by a VGUL certificate. This analysis uses our most current projected expenses (2018-20 actual) and the most recent inforce data on VGUL (as of March 2022) to calculate expenses incurred per inforce certificate versus income received. This analysis shows that charges and fees assessed by VGUL policies, in aggregate, are reasonable in relation to the services rendered. Specifically, VGUL has income of ($397.14) per certificate in the year of issue and $265.28 per year in subsequent years. This result allows the product to produce an aggregate positive expense margin in approximately 2.5 years from issue.

Actuarial Memorandum

The analysis in Exhibit A does not include transfer charges, partial surrender transaction charges, and advisory fees and expenses assessed against the asset value of each of the portfolios of the Funds. Transfer charges are not included because this charge is currently not imposed. Partial surrender transaction charges are not included because this charge is intended to only cover the cost incurred in processing a partial surrender and is not designed to produce a profit (or to be used to offset other policy expenses). Advisory fees and expenses assessed against the asset value of each of the portfolios of the Funds are not included in this analysis because these fees are meant to cover asset management expenses of the advisor(s) and analyzing these fees is not within the scope of this memorandum.

Hans Larsen, FSA	March 11, 2022
Actuarial Senior Consultant
Minnesota Life Insurance Company